Municipal Income Trust (VMT)


         An Annual Meeting of Shareholders of the Fund was held on June 21, 2000, where shareholders voted on the election of trustees and the ratification of Deloitte & Touche LLP as the independent public accountants. With regards to the election of Wayne W. Whalen as elected trustee by the common shareholders of the Fund 24,951,841 shares voted in his favor and 314,252 shares withheld. With regards to the election of Rod Dammeyer as elected trustee by the preferred shareholders of the Fund 285 shares voted in his favor. The other trustees whose terms did not expire in 2000 were: David C. Arch, Howard J Kerr, Theodore A. Myers, Richard F. Powers III, and Hugo F. Sonnenschein. With regards to the ratification of Deloitte & Touche LLP as the independent public accountants for the Fund 24,816,527 shares voted in favor of the proposal, 128,143 shares voted against and 321,708 shares abstained.